April 23, 2025

Eric Brock
Chairman and Chief Executive Officer
Ondas Holdings Inc.
One Marina Park Drive, Suite 1410,
Boston, MA 02210

       Re: Ondas Holdings Inc.
           Registration Statement on Form S-3
           Filed April 18, 2025
           File No. 333-286642
Dear Eric Brock:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at 202-551-8337 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Christina C. Russo